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J-COM ANNOUNCES PLANS TO LAUNCH WIRELESS LAN INTERNET SERVICES

A First in the Cable Industry in Japan, J-COM Will Launch Wireless LAN Services Across All of its Systems Simultaneously on October 28, 2004

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced its intentions to launch a company-wide wireless LAN service for J-COM customers to access the Internet more conveniently. Having tested the new Internet service in J-COM's Sapporo system since August 2004, the favorable response from customers has prompted J-COM to launch the service throughout all of its systems beginning on October 28, 2004.

J-COM's new wireless LAN internet service uses wireless LAN built-in modems that are both DOCSIS 2.0 compliant as well as IEEE802.11b/g compliant. The wireless LAN service will be offered to J-COM customers as part of the popular "J-COM Net Premier" package.

A first-of-its-kind offering in the Japanese cable industry, J-COM created this service option to meet the needs of multiple-computer households, as the number of Japanese households with two or more personal computers is on the rise in Japan. With its standards-compliant wireless LAN service, J-COM can offer customers Internet performance that is similar to broadband, yet completely wireless and available for use virtually anywhere in the home.

J-COM is working with both Cisco-Linksys and MOTOROLA to provide the wireless cable modems for the new service. Customers can sign-up for service through any J-COM system office, as well as via the J-COM website for existing J-COM customers. The rate for the new service is 500 yen (not including tax), in addition to the monthly rate of J-COM Net Premier, J-COM's 30 Mbps Internet access service (5,500 yen per month, not including tax). J-COM Net's 8 Mbps Internet access service (4,980 yen per month, not including tax), does not offer the wireless LAN service option. All J-COM Net services come complete with a number of additional services including "Mail Virus Scan", "Parent Eye" (a parental control option), "My Sealed" (firewall protection), "Mobile Access" (remote access), and "Web Mail." J-COM offers package discounts for customers subscribing to more than one service across all of its options – J-COM TV, J-COM Net and J-COM Phone.

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Based in Tokyo, J-COM provides broadband services through 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. These services are provided through J-COM's advanced fiber and cable network, which carries information, content and services directly to homes throughout Japan.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,870,000 subscribing households (as of September 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises operating at the local level. J-COM's principal shareholders are Liberty Media International, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of September 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Broadband
Great things...done simply.

October 21, 2004
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

JUPITER TELECOMMUNICATIONS ANNOUNCES BOARD APPOINTMENTS

Tokyo, JAPAN – Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced the addition of three new members to its board of directors and board of statutory auditors, all of which were approved at a shareholders meeting held on September 5, 2004 and October 20, 2004. Michael Losier, SVP and Adviser with J-COM's Marketing Department, added the responsibilities of Director to his current position. Shunzo Yamaguchi, Senior Vice President of Engineering and AIT & Billing, added the responsibilities of Director to his current position, and Juan Sandoval, Vice President of Liberty Media International, assumed the position of Statutory Auditor.

Michael (Mike) Losier has been building his carrier in the cable business field since 1981, and he has been supporting J-COM's marketing activities since 1995. As Director, he will be responsible for marketing and all J-COM's expansion and addition of new services. Shunzo Yamaguchi joined Sumitomo Corporation in 1970 and has been working for J-COM's engineering department since 1995. As Director, he will represent and support the engineering side of the business. Juan Sandoval joined KPMG LLP in the U.S. in 1992, and he worked in the audit section of J-COM as General Manager since 1997. As a Statutory Auditor, his expertise in the field of auditing will be applied to the corporate operations and broadband businesses of J-COM.

Including the above personnel, J-COM's board of directors and auditors currently consists of the following:

President & CEO	Tomoyuki Moriizumi
Executive Vice President & COO	Gregory Armstrong
Executive Vice President	Yukihiro Yoshida
Managing Director & CFO	Akihiko Haruyama
Managing Director	Yasufumi Hirayama
Director	Michael Losier
Director	Shunzo Yamaguchi
Director (part time)	Nobuhide Nakaido
Director (part time)	Shingo Yoshii
Director (part time)	Tsuguhito Aoki

Director (part time)	Miranda Curtis
Director (part time)	Graham Hollis
Director (part time)	Yasushige Nishimura
Director (part time)	Mark Brown
Director (part time)	Sanjay Chheda
Auditor	Ikuo Matsumoto
Auditor (part time)	Masatoshi Hayashi
Auditor (part time)	Sue Provan
Auditor (part time)	Juan Sandoval

Based in Tokyo, J-COM provides broadband services through 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. These services are provided through J-COM's advanced fiber and cable network, which carries information, content and services directly to homes throughout Japan.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,870,000 subscribing households (as of September 30, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises operating at the local level. J-COM's principal shareholders are Liberty Media International, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of September 30, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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